Exhibit 99.1

March 2016

Disclaimer
To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and
Merz.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by Foamix with the
SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.
You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix or this offering.
This document will not be left behind after this presentation and by accepting this document and attending the presentation you agree to be bound by the foregoing limitations.

Highlights

Including Bayer, Allergan and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 138 granted patents; US: 45 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

Financial Milestones
• IPO, September 2014
 ◦ Net proceeds: US 42.3 million
 ◦ Pricing: $6.0 per share
• Follow-on offering, April 2015
 ◦ Net proceeds: US$ 64.2 million
 ◦ Pricing: $9.3 per share
• Cash position as of December 31, 2015: ~$104 million
• Existing cash will provide sufficient financial flexibility to finance our clinical and business operations well into 2018

Experienced Management Team

Name	Experience	Headquarters
Dov Tamarkin, PhD CEO & Director	• Led multiple product developments in dermatology • Led R&D operations in Israel, EU and US	Israel
Meir Eini Chairman & CIO	• Founder of multiple healthcare ventures	Israel
David Domzalski President, US	• Acted as head of commercial at Warner Chilcott and LEO • Led commercial launch of Doryx® and Taclonex®	US
Ilan Hadar CFO	• Held former finance roles at Israeli subsidiary of Pfizer, HP and BAE Systems	Israel
Yohan Hazot CTO	• Led multiple product developments in dermatology	Israel
Mitchell Shirvan, PhD SVP, R&D	• Former head of R&D, CNS division at Teva • Former CEO of MacroCure	Israel
Alvin Howard VP, U.S. Regulatory Affairs	• Acted as head of regulatory affairs at Warner Chilcott • Led approvals of 14 NDA and sNDAs	US
Herman Ellman, MD VP, U.S. Clinical Development	• Acted as head of clinical development at Warner Chilcott	US
Portman
Pharmaceuticals
Clilco
Flexiprobe

Differentiated Foam Technology with
Multiple Platforms
• Patented: over 138 granted patents worldwide(1)
       ◦ 45 granted US Patents(1)
• Capability to formulate multiple drugs
• Suitable for a variety of target sites
• Preferred dermatological alternative to oral delivery

(1) As of January 31, 2015.
Cream Foams
(Emulsion or Emollient)
Ointment Foams
(Petrolatum-based)
Waterless Hydrophilic
Foams (Enhanced penetration)
Oil Foams
Hydroethanolic Foams
Saccharide Foams
(For wounds and burns)
Potent Solvent Foams
(High solubility and delivery)
Suspension Foams
(Concentrated suspensions)
Nano-Emulsion Foams
(Enhanced penetration)

Pipeline of Late-Stage Product Candidates

Product Candidate
Phase 1
Phase 2
Phase 3
Regulatory Pathway /
Target Milestone
Minocycline Foam Candidates
FMX101 for Acne
• Commence Phase III - Q2 2016
• Phase III completion 2017
• NDA filing expected late 2017 / early 2018
FMX103 for Rosacea
• Commence Phase II - Q4 2015
• Phase II completion - 2016
• Phase III initiation - 2017
FMX102 for Impetigo
• Pre IND meeting completed - Oct 2015
• Photo-safety Study - 2016
Doxycycline Foam Candidate
FDX104 for
Chemotherapy-
Induced Rash
• Phase II study complete
• Pre IND - 2016

FMX101
Topical Minocycline Foam
For Moderate-to-Severe Acne

FMX101: Phase III Ready…
• Phase II dose range study (150 patients)
 ◦ High statistical significance demonstrated with 4% Mino foam concentration vs vehicle
 ◦ No systemic or serious AEs
• Phase I Bridging/Maximal Use (MUSE) study (30 patients)
 ◦ Bioavailability (systemic exposure) of FMX101 following once-daily dosing for 21 days:
 ~700 times lower than single oral dose of Solodyn®
 ◦ MUSE dose = 4g per day ~ 8 times average daily dose applied in Phase II
 ◦ FMX101 was well tolerated, with no severe or drug related AEs
• Long-term (39 week) animal toxicology study initiated (Feb 2016)
• EOP II Meeting completed (Feb 2016)
 ◦ Company implementing comments from FDA regarding overall study design, primary efficacy endpoints, and safety assessments for Phase III program
 ◦ Target initiation of Phase III in Q2
• Completed manufacture Phase III supplies

FMX101: Phase II Clinical Trial - Study Design
• Self-apply to the same region, once daily, in the evening for 12 weeks
• At least 20 inflammatory and 25 non-inflammatory lesions
• Endpoints
 ◦ Change in acne lesions
 ◦ Investigator’s Global Assessment (IGA)
 ◦ Safety and tolerability

12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe acne
Week 12
(End of treatment)
Week 16
(Follow-up)
Week 3
Week 6
Week 9
Randomized (1:1:1), double-blind
N=150
 • Minocycline foam 1%(1)
 • Minocycline foam 4%(1)
 • Foam vehicle(1)
(1) Data on file - Foamix Pharmaceuticals Ltd. Study FX2010-03 CSR.

FMX101: Phase II Clinical Trial Results

% Reduction of Non-Inflammatory Lesions
% Reduction of Inflammatory Lesions
* p ≤ 0.05
* * p ≤ 0.01
Foam Vehicle
Minocycline 1%
Minocycline 4%
Dose-dependent reduction of inflammatory and non-inflammatory acne
*
*
Follow
Up
Follow
Up
(1)
(1)
(1) Represents end of treatment.

FMX101: Comparison
Oral minocycline and topical anti-acne drugs

Literature Comparison (12 Weeks of Treatment)
(1) Source: Prescription Instruction leaflets of Solodyn, Epiduo and Aczone (average of studies reported for each drug), (2) Head-to-head trials with
 FMX101 were not conducted.
	4% Minocycline Foam	Solodyn(1)(2) (oral minocycline)	Epiduo(1)(2) (Adapalene + BPO Gel)	Aczone(1)(2) (Dapsone Cream)
% Reduction of inflammatory lesions	72%	44%	47%	47%
% Reduction of non- inflammatory lesions	73%	No effect	50%	31%

FMX101: Effects on Moderate-to-Severe
Acne Patients

FMX101 Phase II Clinical Trial: Patient with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)

FMX101: Effects on Moderate-to-Severe
Acne Patients (cont’d)

FMX101 Phase II Clinical Trial: Patients with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)
12 Weeks
12 Weeks
Baseline

FMX101 Phase II Clinical Trial
No Reported Systemic Adverse Effects

*Based on Solodyn product label.
/
Oral minocycline side effects*
• Common side effects: Diarrhea; dizziness; drowsiness;
 indigestion; lightheadedness; loss of appetite; nausea;
 sore mouth, throat, or tongue; vomiting
• Severe side effects: Severe allergic reactions; bloody
 stools; blurred vision; change in the amount of urine
 produced; fever, chills or sore throat; hearing problems;
 joint pain; muscle pain or weakness; rectal or genital
 irritation; red, swollen, blistered or peeling skin; ringing in the ears; seizures; severe or persistent headache;
 severe skin reaction to the sun; severe, watery diarrhea;
 stomach cramps or pain; swollen glands; symptoms of
 pancreatitis; trouble swallowing; unusual bruising or
 bleeding; unusual tiredness or weakness; vaginal
 irritation or discharge; white patches in the mouth;
 yellowing of the skin or eyes
Minocycline foam
• No reported drug-related systemic side effects
• Equal incidence of skin reactions in the foam
 vehicle and active groups
 – Few cases
 – Mild
 – Transient—all reactions subsided by week 12
Based on >180 patients in clinical trials
(acne and impetigo)

FMX101 Phase III Clinical Trial
Study Design (x2)
Planned: 450 subjects
End Point at 12 Weeks
FMX101 4%
Foam vehicle
Randomized (2:1), double-blind
Phase III, Randomized, Multicenter, Double-Blind, Vehicle-Controlled Study
Moderate-to-Severe Acne
Open-label Phase - 9 months of treatment
Secondary End Points
Primary End Points
Safety Assessments
Investigational Plan for IND module - Foamix Ltd.

FMX101 - Commercial Overview

Moderate-to-Severe Acne: Unmet Medical Need
Moderate-to-severe acne prevalence ~10 million people in the US

Mild Acne
Mild Acne
Less than 30 lesions
Less than 30 lesions
<15 Inflammatory lesions
<15 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Severe
Severe
Acne
Acne
>50 Inflammatory lesions
>50 Inflammatory lesions
Topical
 Target market for
 minocycline foam
 (FMX101)
Oral antibiotics
Total US acne prevalence = 40-50 million people per year

Form	US Dollars
Topical	$2.1 billion
Oral	$1.6 billion
Total	$3.7 billion
Source: Symphony Health Services PHAST (Pharmaceutical Audit Suite).
.

A Competitive Landscape with No Dominant Leader
Top brands oral and topical formulations (LTM December, 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle). (1) Indicated for the treatment of Rosacea, (2) market shares of the oral branded prescription acne drug market and the topical branded prescription acne drug market according to the total number of prescriptions.
	Top Oral Brands	US Dollars	TRxs
1	SOLODYN	$566,897,613	536,870
2	ACTICLATE	$386,794,692	523,168
3	ORACEA (1)	$367,681,342	575,355
4	DORYX	$263,600,462	316,830
	Top Topical Brands	US Dollars	TRxs
1	EPIDUO	$442,429,379	1,192,852
2	ACZONE	$361,798,878	942,392
3	ZIANA	$195,123,531	289,787
4	RETIN-A MICRO	$152,711,531	181,966
5	ACANYA	$126,808,800	295,775
6	ONEXTON	$121,709,565	280,473
(1)

A Pro-Commercial Reimbursement Environment
Payer mix: branded acne drugs (all payer types / LTM December, 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(1) Assistance Programs include aid for “medically indigent” patients (those who are without insurance, have low income or are ineligible for public programs) which can be privately or State funded and coupon programs that have been identified and profiled.
Commercial Payers and Cash account for 70% of total
reimbursement within the Oral Branded Market.
Oral
Commercial Payers and Cash account for 78% of total
reimbursement within the Topical Branded Market.
Topical
(1)
(1)

Prescription (Rx) Volume Driven by Small
Prescriber Base
Attractive and efficient for commercialization

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle). Data from April 2012 - March 2014.
Total Active Derms
(13,971)
Rx Volume
(80%)
Rx Volume
(100%)
• ~33% of dermatologists
 generate ~80% of Rx
 volume
• Foamix intends to utilize
 a small, dedicated sales
 force deployment to
 optimize coverage
 •  50-75 reps
Target Universe
Derms
(4,538)

FMX103
Topical Minocycline Foam
For Rosacea

Clinical Study Protocol - Foamix Ltd. Study FX2014-06.
FMX103: Phase II Study - Underway
• Study commenced in Germany in Q4 2015
• Expected completion - 2016

Planned: 210 subjects
12 weeks treatment
FMX103
High dose = 3%
~70 subjects
FMX103
Low dose = 1.5%
~70 subjects
Foam vehicle
(placebo)
~70 subjects
Randomized (1:1:1)
Randomized, Multicenter, Double-Blind, Vehicle-Controlled Study Facial
Rosacea
Safety Assessments
• Standard safety measures
• Other rosacea signs and symptoms
Primary Efficacy Assessments
• Inflammatory lesion count
• IGA scores

Source: Symphony Health Services PHAST (Pharmaceutical Audit Suite). Weighted Values - rosacea indication only
.
Total Market: ~$1.2 billion
(Approximately 16 million people)
	Top Brands	US Dollars	TRxs
1	ORACEA	$278,245,340	435,404
2	METRONIDAZOLE (all forms)	$255,827,218	1,331,452
3	FINACEA	$120,511,424	460,739
4	SOOLANTRA	$68,752,869	245,867
4	MINOCYCLINE (oral)	$41,643,443	474,747
5	MIRVASO	$38,783,674	121,310

FMX102
Topical Minocycline Foam
For Impetigo

FMX102 Phase II Clinical Trial
Study Design

A randomized, double-blind, Phase II clinical trial conducted to assess the efficacy, safety, and tolerability of minocycline foam in pediatric patients with impetigo
Randomized, double-blind
N=32 (ages 2-15 yr, with at least 2 impetigo lesions)
(n=11 had MRSA infection)
Baseline
Day 3
Day 7
(End of treatment)
 • Twice-daily with minocycline foam 1% or 4%
END POINTS
•Absence or improvement* of treated lesions
•Dried lesions without crusts, with/without erythema
* Defined as a decline in the size of the affected area, number of lesions, or both.
Tamarkin D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical Guide to Formulating
Topical Application. Carol Stream, IL: Allured Publishing Corp.; 2013:233-260.

FMX102: Phase II Trial Results
• Current benchmark BACTROBAN® (mupirocin) achieves 71%-96% of clinical efficacy within 8
 -12 days of treatment

81.3%
92.3%
100%
Day 3
Day 7 (end of treatment)
Day 14 (follow-up)
(1) 1% and 4% Minocycline were equally effective after Day 14 and substantially similar after Days 3 and 7. Data on file - Foamix Pharmaceuticals
Ltd. Study FX2010-01; draft CSR.
Efficacy
Patients demonstrated visible improvement and lesion clearance with minocycline foam 1% (1)

FMX102: Phase II Trial Results
Visible improvement / lesion clearance with treatment (1)

Baseline
Day 3
Day 7 (End of treatment)
Patient A
Patient B
Patient C
(1) Patients A, B and C received minocycline foam 1%.

FDX104
Topical Doxycycline Foam
For Treatment of Chemotherapy-Induced Rashes

FDX104: For Chemotherapy-Induced Rash
• EGFRIs (Erbitux®- Lilly, Vectibix®- Amgen, Tarceva®-
 Genentech & Iressa®- Astra Zeneca are used to treat late stage cancer
• EGFRIs’ most common side effects are acne-like rashes on the face and upper trunk, which occur in 49% to 95% of patients (1)
 ◦ Significant physical and emotional stress, which in many cases warrants changes in the oncologic treatment regimen
• Currently, there are no approved treatments for EGFRI-
 induced rash (1,2)
 ◦ Oral minocycline and oral doxycycline often used off-label to address the acne-like rash
 ◦ Potential concerns of systemic side effects and drug-drug interaction
 ◦ Literature suggests prophylactic administration improves outcomes (3)

(1) Grace K et al, CA: A Cancer Journal for Clinicians, 2013; 63 (4):249-279
(2) Lacouture M et al, Support Care Cancer, 2011; 19:1079-1095 ; Lacouture M, et al, Support Care Cancer, 2011; 19:1079-1095
(3) Scope A et al. J Clin Oncol 2007; 25 (34):5390-5396

Study Design

• Phase II - Randomized, double-blind, placebo-controlled
• Treatments
 ◦ FDX104 (Doxycycline foam 4%) vs.
 ◦ Placebo (Matching foam vehicle)
• Right/Left comparison
• 4 weeks of treatments, BID
• 24 subjects enrolled = ITT
• 20 subjects completed the study = PP
Baseline
(End of treatment)
 EGFRI Therapy (Erbitux or Vectibix)
 Doxycycline foam 4% / Placebo BID (Right/Left Comparison)

Efficacy results:

Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
Maximum Severity Grade: FDX104 vs. Placebo
	FDX104	Placebo
Mean severity	1.33	1.71
Number of Subjects
FDX104
FDX104
FDX104
FDX104
Placebo
Placebo
Placebo
Placebo
• Difference was statistically significant p<0.05
 (Wilcoxon Rank Sum Test)
* The results utilizing the MESTT method showed
 overall similar trends, but were not statistically
 significant
All Subjects (N=24) Based on Photograph Evaluation by an Independent Dermatologist (GRS, Scope et al)

Efficacy Results:

• FDX104 prevented the development of severe (5) and moderate (1) rashes in 6 of 14 subjects (43%)
• Placebo prevented development of moderate rash in 1 subject (7%)
Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
Comparison of Response in Subjects who Developed
Moderate or Severe Rash (Based on Scope Score, n=14)
Summary Statistics
Subjects with Moderate or Severe Rash (N=14) Based on Photograph Evaluation by an Independent
Dermatologist (GRS, Scope et al)

Visible Prevention of Rash by FDX104

FDX104
Placebo
FDX104
FDX104
Placebo
Placebo
Subject No. 7 - Visit 2
Subject No. 11 - Visit 2
Subject No. 16 - Visit 3

FDX104: No Reported Systemic Side Effects
* Based on Acticlate product label
● Check with your doctor immediately: abdominal or stomach tenderness, bloating, clay-colored stools, cough, dark urine, decreased appetite, diarrhea, diarrhea, watery and severe, which may also be bloody, difficulty with swallowing, dizziness, fast heartbeat, feeling of discomfort, fever, headache, hives, itching, puffiness or swelling of the eyelids or around the eyes, face, lips, or tongue, hives or welts, itching, or rash, increased thirst, inflammation of the joints, joint or muscle pain, large, hive-like swelling on the face, eyelids, lips, tongue, throat, hands, legs, feet, or sex organs, loss of appetite, nausea and vomiting, numbness or tingling of the face, hands, or feet, pain, redness and soreness of the eyes, redness of the skin, sore throat, sores in the mouth, stomach cramps, stomach pain or tenderness, swelling of the feet or lower legs, swollen lymph glands, tightness in the chest, unusual tiredness or weakness, unusual weight loss, yellow eyes or skin.
● Additional side effects: back, leg, or stomach pains, black, tarry stools, bleeding gums, blood in the urine or stools, blurred vision, bulging soft spot on the head of an infant, change in the ability to see colors, especially blue or yellow, chest pain, discomfort, or burning, chills, cracks in the skin, decrease in vision, difficulty breathing, discoloration of the thyroid glands, double vision, general body swelling, heartburn, increased sensitivity of the skin to sunlight, loss of heat from the body, lower back or side pain, nosebleeds, pain or burning in the throat, pain with swallowing, painful or difficult urination, pale skin, pinpoint red spots on the skin, rash with flat lesions or small raised lesions on the skin, red, swollen skin, redness or other discoloration of the skin, redness, swelling, or soreness of the tongue, scaly skin, severe nausea, severe stomach pain, severe sunburn, sores, ulcers, or white spots on the lips or tongue or inside the mouth, unusual bleeding or bruising, vomiting blood.

Oral Doxycycline side effects*
FDX104
● No reported drug-related systemic side
 effects
● Six mild and transient skin reactions
 ● mild pruritus (1 case)
 ● mild dryness around the mouth and nose (1 case)
 ● mild erythema (1 case)
 ● mild temporary pigmentation (1 case, visit 3 only
 ● mild itching after application (2 cases).
● All but one subsided during the study period

Collaborations with Third Parties
• Development and licensing agreements with pharmaceutical companies
• Each license agreement is product specific (Licensee’s drug)
• Licensed products are currently in preclinical, Phase II, Phase III and pre-approval stages
• We retain the rights to develop products for the same indications using our foam technology in conjunction with other drugs
• We own the intellectual property for the drug delivery platform

• Upfront payments, contingent payments and royalties on sales of products that are commercialized
• ~$19 million revenue received as of December 31, 2015
• Royalty payments from Finacea® Foam for Q4, 2015: ~$250,000

Highlights

Including Bayer, Allergan and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 135 granted patents; US: 45 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

March 2016